**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 5, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**SkyWest, Inc.**

**File No. 000-14719 - CF#26044**

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SkyWest, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 18, 2010.

Based on representations by SkyWest, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1          through November 12, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel